

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2012

Via E-mail
Judith A. Reinsdorf
Executive Vice President and General Counsel
Tyco International Management Company, LLC
9 Roszel Road
Princeton, New Jersey 08540

> **Re: Tyco Flow Control International Ltd.**
> **Registration Statement on Form S-1**
> **Filed May 8, 2012**
> **File No. 333-181253**

Dear Ms. Reinsdorf:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statements and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   To the extent applicable, please revise the disclosure in your Form S-1 in response to the comments issued on your registration statement on Form S-4.

Prospectus Cover Page

2.   Please revise the cross-reference on the cover page to the risk factors section to include the page number where the section appears in your prospectus.

Our and Pentair's historical and pro forma combined financial data, page 46

3.   We note that you refer in the second paragraph of this section to "this Information Statement." However, this document is not an information statement. Please revise accordingly.

Tyco Flow Control shares to be issued to holders of Pentair, page 52

4.   Here or elsewhere, for example, under the heading "Description of Our Capital Stock," include more detail on how the registration of an increase in your share capital may be blocked and by whom.

Tyco's Reasons for the Transactions, page 60

5.   Please disclose the material factors that the board of directors considered in assessing and approving the spin-off. For example, we note you refer in the first paragraph of this section to "a number of key benefits" and that you refer in the penultimate paragraph on page 63 to a "wide variety of factors."

6.   Please tell us what consideration the board gave to the structure that ten of the twelve directors of the combined entity are currently directors of Pentair and that your shareholders will own 52.5% of the combined company.

7.   Please expand the discussion about cost savings and synergies mentioned in the last bullet point on page 61, the first bullet point on page 62 and in the second paragraph on page 62 to disclose the basis for your belief about cost savings and synergies resulting from the merger and provide context to these cost savings and synergies.

8.   Please revise the disclosure in the last bullet point on page 63 to clarify why certain liabilities will be allocated in a manner different than if Tyco pursued the spin-off without the merger.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

-   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

    You may contact Eric Atallah at (202) 551-3663 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Tim Buchmiller at (202) 551-3635 with any other questions.

Sincerely,

/s/ Tim Buchmiller for

Amanda Ravitz
Assistant Director

cc (via e-mail): John K. Wilson, Esq.